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VIA EDGAR

October 9, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Vivos Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted August 31, 2020 CIK 0001716166

Dear Mr. Campbell:

On behalf of our client, Vivos Therapeutics, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 25, 2020, regarding the Company’s Draft Registration Statement on Form S-1 filed on August 31, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Responses to the Staff’s comments as well as other updates to the Registration Statement have been incorporated into revised Registration Statement, which is being filed “live” with the with the Commission concurrently with the submission of this response letter.

Draft Registration Statement on Form S-1 submitted August 31, 2020

Overview, page 2

1.	We note your disclosure that published studies have shown that the patented and proprietary technologies and protocols incorporated into the Vivos System alter the size, shape and position of the tissues that comprise the human airway, leading to lower mean AHI scores by up to 65.9% in patients with mild-to-moderate OSA. In an appropriate location in your prospectus, please revise your disclosure to indicate the studies where this effect was observed and clarify whether the Vivos System was actually used in those studies.

The Company acknowledges the Staff’s comment and advises the Staff that the Vivos System was used in the study cited. The Company has revised the Registration Statement in accordance with the Staff’s comment on pages 2, 67 and 72.

U.S. Securities and Exchange Commission Attn: Alan Campbell October 9, 2020 Page 2 of 4

2.	We note your disclosure that your DNA appliance is currently registered with the FDA for palatal expansion, that the DNA appliance also currently has a pending 510(k) application to include additional indications of use for the treatment of mild-to-moderate OSA, snoring, and SDB in adults, and that your dentists regularly prescribe the DNA appliance to treat conditions associated with OSA. Please update your disclosure to clarify if the OSA uses or prescriptions would be considered off-label at this time.

The Company acknowledges the Staff’s comment and advises the Staff that all dentists prescribing the DNA appliance are instructed by the Company of the fact that the DNA appliance is a Class I FDA registered oral appliance and are instructed by the Company on its approved indications of use. Dentists are then free to diagnose, treat and prescribe the appropriate oral appliance therapy as they see fit (including uses which might be “off label”), based on their patient’s individual diagnosis, as a licensed clinician within his or her scope of practice. The Company has revised its disclosure on pages 3 and 68 of the Registration Statement to clarify this.

Our Market Opportunity, page 3

3.	Your disclosure on page 21 indicates that a majority of patients being treated today for SDB or OSA are initially referred to pulmonologists, who may not currently use your system. Please update your estimates of market size here and on page 69 to address that pulmonologists do not currently recommend your system.

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not believe its addressable market is dependent on pulmonologists recommending its devices. While a pulmonologist or other licensed medical professional must provide a diagnosis of SDB or OSA in order for a dentist to then prescribe the Company’s devices, the Company’s business model is driven by its focus on the dentists, not the other medical professionals that a patient might encounter in connection with the patient’s treatment. As such, the Company respectfully submits that no modification is estimate of market size is necessary.

Our Competitive Strengths, page 6

4.	We note your disclosure here and in other locations in your prospectus that your system can be a “potentially life-saving treatment.” Please provide us with support for this disclosure or revise as appropriate.

The Company acknowledges the Staff’s comment and advises the Staff that according to multiple sources (including the Mayo Clinic), obstructive sleep apnea causes breathing to repeatedly stop and start during sleep. This can trigger a series of complications, including cardiovascular problems (hypertension and heart disease), which can be fatal. As such, given the serious, potentially life-threatening, adverse medical effects of SDB and OSA, the Company believes is it appropriate to say that its treatment is “potentially life-saving”.

Emerging Growth Company under the JOBS Act, page 13

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Staff is advised that no such written communications have been utilized by the Company.

U.S. Securities and Exchange Commission Attn: Alan Campbell October 9, 2020 Page 3 of 4

Liquidity and Capital Resources, page 56

6.	We note that you have entered into a loan under the Paycheck Protection Program, pursuant to which the company borrowed $1,265,067. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven. In addition, please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven.

The Company acknowledges the Staff’s comment and advises the Staff that a new risk factor has been added to the Registration Statement on page 36. The Company has also revised the Registration Statement disclosure in the liquidity section on page 57 to include the material terms of the loan, use of proceeds and the basis for the Company’s anticipation that a significant portion of the loan will be forgiven.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies Involving Management Estimates and Assumptions Stock-Based Compensation, page 63

7.	Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented. Additionally, progressively bridge to the current estimated IPO price the fair value per share determinations used for any option grant since June 30, 2020. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and advises the Staff that stock options are granted at fair value at the time of grant. Since November 2018, all stock options have been granted with an exercise price of $2.50 per share on a pre-reverse split basis ($7.50 on post-split basis). Exercise price of such stock options has been consistent with the price offered to private investors in the Company’s private placements during this period, which the Company’s board of directors or its compensation committee deemed to be the fair value of the underlying common stock. The Company has added disclosure on page 63 of the Registration Statement to clarify this. With respect to the assumptions regarding the accounting for share-based payments, the Company believes these are addressed in the Registration Statement.

Current Treatments for OSA and their Limitations, page 69

8.	We note your disclosure that CPAP “was generally” the “gold standard” of care for treatment of Obstructive Sleep Apnea by the medical community, and your disclosure on page 69 that CPAP therapy is the mainstay of therapy for adults with OSA. If you believe CPAP is no longer the “gold standard” for treatment, please revise to clarify the basis of your belief. We also note your statement that 29 to 83 percent of patients are nonadherent to CPAP therapy, although 60% or more find they are intolerant, refuse treatment or fail to continue their CPAP treatment. Please update your disclosure to clarify whether the 60% figure is a subset of the initial 29 to 83 percent range or is taken from a different study.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove any references to “gold standard” or “mainstay” and changed those references to “first-line standard of care”, which the Company believes to be the case. The Company has further removed the reference to “60% or more find they are intolerant” to further clarify the referenced disclosure.

U.S. Securities and Exchange Commission Attn: Alan Campbell October 9, 2020 Page 4 of 4

Our Solution for OSA – the Vivos System, page 70

9.	We note your statement that you believe that the Vivos system is the first truly effective solution for mild-to-moderate OSA, snoring and SDB. Please explain to us why your solution is “truly effective” as compared to CPAP, MADs and surgical options.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to change “the first truly effective” to “an effective.”

Choice of Forum, page 115

10.	We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company has revised the Registration Statement in accordance with the Staff’s comment on pages 44 and 115 to include disclosure regarding the uncertainty referenced by the Staff. The Company has further filed as an exhibit to the Registration Statement a recently adopted amended and restated bylaws for the Company that addresses this issue.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom, Esq